Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Spirit Hoods, Inc
309 W 38th St
Los Angeles, CA 90037
www.spirithoods.com

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Spirit Hoods, Inc
Address: 309 W 38th St, Los Angeles, CA 90037
State of Incorporation: DE
Date Incorporated: March 25, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $200.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird

Invest within the first week and receive 15% bonus shares

Early Bird

Invest within the first two weeks and receive a 10% bonus shares

Amount-Based:

Copper Coyote | $500+

Invest $500+ and receive a 10% discount for life (only applies to full price items), access to Investor club, a $100 gift card, and a Official Shareholder Certificate.

Bronze Bear | $1000+

Invest $1,000+ and receive 15% discount for life (only applies to full price items), access to Investor club, a $200 gift card, and a Official Shareholder Certificate.

Silver Fox | $2,500+

Invest $2,500+ and receive 5% bonus shares + 25% discount for life (only applies to full price items), access to Investor club, a $300 gift card, and a Official Shareholder Certificate.

Gold Lion | $5,000+

Invest $5,000+ and receive 10% bonus shares + 30% discount for life (only applies to full price items), access to Investor club, and a $500 gift card.

Platinum Wolf | $10,000+

Invest $10,000+ and receive 15% bonus shares + 35% discount for life, access to Investor Club, a $1000 gift card, Time with Founders, and a Customized Product (product style must currently be sold online).

Palladium Panther | $25,000+

Invest $25,000+ and receive 20% bonus shares + 40% discount for life (only applies to full price items), Platinum Investor club, Direct contact with owners, Time with founders, $2500 gift card, and a Customized Product (product style must currently be sold online).

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Spirit Hoods Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

SpiritHoods, Inc. ("Spirithoods" or the "Company") is a C-Corporation organized under the laws of the state of Delaware that manufactures and retails apparel, headwear, and home goods products. The Company's business model consists of Direct to Consumer sales focused on women and men ages 18-40. Our apparel and home goods products are sold across the United States, Canada, Australia, and parts of Europe through our direct-to-consumer business online. We believe the Company has proven its ability to scale and grow in an ever-changing landscape of fashion as an expert in faux (fake) fur fashion - an industry that is growing rapidly and has an excellent customer base with over 22,000 5-star reviews.

Life is an adventure.

SpiritHoods is an online brand dedicated to the celebration of life, and to the connection with yourself, the animal kingdom, and those around you. We design animal-inspired apparel, accessories, home goods, and other products that create extraordinary experiences and help people to bring the spirit of the wild into their everyday lives.

When you shop with SpiritHoods you are supporting endangered animals.

With every purchase, SpiritHoods donates a portion of net profits to the conservation of endangered animals and their habitat. With your help, we continue to raise money and awareness for the beautiful animals of the world, which desperately need our help more than ever.

Spirit Hoods, Inc. was incorporated on March 25, 2022, as a domestic c-corporation under Delaware law. The Company was originally organized as SpiritHoods, LLC under Oregon law on November 13, 2009, as a limited liability company. It then filed as a foreign limited liability corporation under California law on October 4, 2010, until August 10, 2018, when it terminated its foreign corporation status in California. On this same date, the Company organized as a limited liability corporation under Delaware law as Spirit Hoods, LLC and filed a new foreign limited liability corporation in California.

On March 25, 2022, it converted from a Delaware limited liability company to a Delaware c-corporation as Spirit Hoods, Inc. On April 18, 2022, the corporation filed as a foreign stock corporation under California law.

Competitors and Industry

INDUSTRY

The Global fur/artificial fur & accessories Market is currently estimated at $25 Billion Dollars and is projected to grow by $121.85 Million* between 2021-25, a CAGR of roughly 16%.**

***https://www.globenewswire.com/news-release/2021/07/21/2266453/0/en/The-Global-Artificial-Fur-Market-is-expected-to-grow-by-121-85-million-during-2021-2025-progressing-at-a-CAGR-of-almost-16-during-the-forecast-period.html*

**https://www.voguebusiness.com/sustainability/materials-fur-industry-faux-vegan-prada-chanel-yoox-net-a-porter-burberry*

In 2019, many luxury brands including Prada, Macy's, Burberry, Gucci, and many others disavowed real fur. Sales of real fur across the globe have been declining while fake fur sales have been steadily increasing. According to data from Italy's Associazione Italiana Pellicceria, retail sales of real fur has decreased by 50% from 2006 to 2018*. SpiritHoods is a leader in the Fake Fur Fashion movement, and not only is there a significant brand awareness globally, but the Company is also strategically positioned for growth within the fake fur retail market segment, which include: Apparel, Home Goods, Outerwear, headwear, pet, and other plush product categories.

**https://www.voguebusiness.com/sustainability/materials-fur-industry-faux-vegan-prada-chanel-yoox-net-a-porter-burberry*

COMPETITORS

The Company has competitors in the fake fur fashion market, however, we believe only a few specialize in fake fur apparel, accessories, and HomeGoods year-round, and even fewer retail to the festival fashion community. Some of the top competitors in our industry that specifically target contemporary fashion (an area of fashion that we do not specialize in) include: Fabulous Furs, Unreal Fur, LaSeine & Moi, and Apparis. Indirect competitors that offer fake fur garments seasonally and in limited styles include: Free People, Urban Outfitters, Asos, Mango, and Shrimps.

Fabulous Furs: Estimated Annual Revenue $14.1M - Founded 1989 - Contemporary Fashion - Initial Seed Funding Raised $350k https://www.datanyze.com/companies/fabulous--furs/28690626

Unreal Fur: Estimated Annual Revenue $4M - Founded 2011 - Contemporary Fashion https://www.dnb.com/business-directory/company-profiles.unreal_fur_pty_ltd.b083c5c0caf27105e4b792adc3eb02ff.html#:~:text=UNREAL%20FUR%20PTY%20LTD%20has,million%20in%20sales%20(U

Apparis: Estimated Annual Revenue $7-8M - Founded 2016 - Contemporary Fashion - Initial Seed Funding Raised $3M (2019) The Apparis fashion line is sold at Bloomingdale's, Saks Fifth Avenue, Intermix and others—wholesale accounted for 60% of the company's $7.3 million 2019 revenue. Funded by Third Kind Venture Capital and Exor Seeds. https://www.forbes.com/sites/alexandrasternlicht/2020/08/25/vegan-fur-coat-maker-apparis-raises-3-million-to-expand-cruelty-free-fashion/?sh=46a098d92442

Since the SpiritHoods company is not a contemporary fashion house, we believe there is no significant direct competition. Fabulous Furs is an industry leader for women's contemporary faux fur fashion, but as such is not a primary competitor. SpiritHoods main competition aesthetically is Free People, a fashion company that targets a boho-chic consumer similar to the company's own target demographic. However, Free People is not solely dedicated to fake fur fashion and only develops capsule releases seasonally for the fall/winter consumer. Despite the present competitive landscape, the SpiritHoods Company stands out in the fake fur fashion and home goods industry because it remains focused on animal-inspired garments, festival fashion, Urban fashion, and plush accessories. We believe the company's products are notoriously eye-catching often challenging fashion norms and inspiring connections and interactions between customers that contemporary fashion is unable to replicate, giving the brand a competitive edge in the market place.

Current Stage and Roadmap

Current Stage

We currently offer a wide range of products featuring all types of fake fur coats, fake fur Homegoods (ie: house robes, pillows, and throws), and a variety of plush headwear and accessories. In Q2 2022, we successfully launched our first lightweight plush apparel line. In Q2 of 2022 we're launching our pet line and festival accessories line.

Additional Product Highlights

HOUSE ROBES - After launching the robes in 2018, this product category quickly became one of our best sellers and for good reason; all house robes feature a deliciously soft fabric that warms the body and promotes a feeling of relaxation and playfullness. For Q2 of 2022 we are launching additional colorways and Short House Robes.

LOUNGEWEAR - Newly launched in 2022, our loungewear features ultra soft short pile plush fabric using innovative stretch technology to give unparalleled softness, comfort, and style. This unique fabric took us more than 2 years to develop and has a variety of applications within our upcoming product lines, with current sell through exceeding preliminary expectations.

PLUSH ACCESSORIES - Accessories include our ultra soft plush stretch beanies, hats, scarves, keychains, fanny packs, and much more. Since our launch of accessories we have seen an increase in add-on purchasing, helping to increase our AOV.

With each successful product test and launch, we minimize dependency on seasonality, improve customer acquisition, and provide for our extraordinary community of wild animals! Additional developments planned for launch in 2022 include backpacks and bags, lightweight animal inspired apparel, house slippers, bodysuits and onesies, more accessories, and even animal inspired jewelry. Each product line is meticulously researched, developed, and tested before being launched.

CONSERVATION - SpiritHoods donates 10% of net profits to the conservation of endangered animals and their habitat. With your help we continue to raise money and awareness for the beautiful animals of the world, which desperately need our help now more than ever.

Future Roadmap

Our product road map over the next 2 years includes the following animal-inspired product developments:

In Q2-Q3 of 2022 we plan on expanding accessories to include faux fur house shoes, animal-inspired plush bags, fanny packs, lightweight products, plush beanies, branded hats, animal-inspired nail wrap kits, gloves, and more.

In Q3 of 2022, we plan on expanding apparel to include bodysuits, loungewear, branded merchandise, velvet and velour clothing, lightweight style robes, plush onesies, mesh animal print body suits, tops and bottoms, and additional developments.

In Q4 of 2022, we plan to expand Home Goods to include faux fur throws, lightweight throws, pillows, poofs (2023), new house robes, and more.

In Q3-4 of 2022, we plan on continued development of faux fur coat styles utilizing lower-priced plush materials to create an affordable range of outerwear garments.

Strategic initiatives for revenue growth in 2022 include the following:

Amazon and eBay - Segmented product sales through Amazon will increase annual revenue and new customer acquisition. E-bay will serve as a platform for both limited release product auctions and discounted product sales. *Both platforms have been tested successfully with an estimated launch on Amazon set for Q3 2022, and Ebay Q4 2022

Spring/Summer Product Diversification - Typically we rely on the festival season to maintain revenue growth during hot weather months. However, after experiencing the covid pandemic and the temporary ban of festivals and events we diversified into our first Spring/Summer Lightweight Apparel Line to minimize dependency solely on festival related sales, seasonality, and to drive revenue during off-peak months. We beleive that this strategic decision will increase our overall revenue in combination with the return of S/S festival and event sales during hot weather months (March-August).

Return of Festivals & Events - Pre pandemic festival-related sales accounted for roughly 20-30% of our total S/S revenue. With festivals taking place in 2022, we expect a return to pre-pandemic S/S Revenue levels, potentially lifting revenue by 20-30% (from May-August). Marketing ground teams will further promote brand awareness from festivals and events.

Key Content Initiatives - Qualified organic traffic is growing through our SEO first content approach. Community first social strategies are being implemented to improve engagement, customer retention, and overall brand experience. After more than a decade of expermination, we continue to create and refine relevant customer-centered content in video, photo and written form, to better serve our community. This has been an instrumental part of acheiving higher organic growth in Q1 2022.

Wholesale & Distribution - Wholesale sales through digital platforms is expected to begin in Q4 2022, improving overall brand recognition, customer acquisition, and is expected to drive significant revenue. International Distribution is set to begin in Q1-Q2 2023.

Collaboration Strategies - Targeted Brand, Artist, and Celebrity collaborations are already successful drivers of revenue, customer acquisition, and brand relevance. 4 additional collaborations are scheduled to launch in Q3/Q4 2022.

Paid Social & Google Ads -Customer acquisition and repurchases continue to improve.

The Team

Officers and Directors

Name: Chase 'Latif' Hamilton

Chase 'Latif' Hamilton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: November 01, 2009 - Present
  Responsibilities: Responsible for the implementation of strategic initiatives and oversight of company mission/vision, and operations. Salary $140k

- **Position:** Designer
  Dates of Service: November 01, 2009 - Present
  Responsibilities: Create, manage, and design all categories of apparel to meet the look and feel of the brand and culture.

- **Position:** President
  Dates of Service: January 01, 2022 - Present
  Responsibilities: As president I ensure the Board acts consistently with Board policies. The president is authorized to use any reasonable interpretation of the provisions in the Board Process and Board-Management Relationship policies. The president chairs and sets the agenda for Board meetings.

- **Position:** Treasurer
  Dates of Service: January 01, 2022 - Present
  Responsibilities: I create, implement, and review financial policies for the corporation. Review the cash flow and investment activities of the corporation to ensure they're properly managed. Ensure that sufficient taxes are paid. Create and maintain the corporation's annual budget for each fiscal (financial)

- **Position:** Principal Accounting Officer
  Dates of Service: January 01, 2022 - Present
  Responsibilities: responsible for expenditure and forecasted revenues in the annual budget.

- **Position:** Director
  Dates of Service: January 01, 2022 - Present
  Responsibilities: I am the appointed member of the board of directors that directs or manages a corporation. Corporate directors are responsible for making decisions regarding the supervision of the entire enterprise as well as their products and services.

Name: Michael Marley Marotta

Michael Marley Marotta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Marketing Director
  Dates of Service: November 01, 2009 - Present
  Responsibilities: Responsible for brand and e-commerce strategy, visual creative direction, and advertising. Salary $115k

- **Position:** Secretary
  Dates of Service: January 01, 2022 - Present
  Responsibilities: responsible for proactively collaborating with board members to set up meetings, giving proper notice of any meetings, and promptly distributing materials like agendas and minutes

- **Position:** Director
  Dates of Service: January 01, 2022 - Present
  Responsibilities: I am an appointed member of the board of directors that directs or manages a corporation. Corporate directors are responsible for making decisions regarding the supervision of the entire enterprise as well as their products and services.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Non voting shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $2,000,000 in this offering, and may close on any investments that are made. If the Company manages to raise only a portion of the amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." If the Company cannot raise sufficient funds in total for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to

us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on SpiritHoods or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SpiritHoods could harm our reputation and materially negatively impact our financial condition and business.

Financial performance is impacted by capital funding
Our ability to continue on our forecasted course will be determined in large part by our ability to complete this offering, which will enable us to fund our expansion plans and realize our business objectives. Though we have profited in 2020, and grown in 2021, we incur net losses in the first half of every year, including 2022. As we plan to increase our expenses to drive growth in the coming years, if we are unable to obtain adequate funding from this proposed offering or in the future, or if we are unable to grow our revenue to achieve and sustain profitability, we may not be able to continue as a going concern.

Brand reputation depends on the continued effectiveness of our marketing, product quality and customer experience.
We believe that our brand image and brand awareness is vital to the success of our business. The SpiritHoods name is integral to our business as well as to the implementation of our strategies for expanding our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. As we execute our growth strategy, our ability to successfully expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect in continued meaningful ways with our customer base. Among other things, we rely on social media platforms, such as Instagram and Twitter, to help implement our marketing strategies and promote our brand. Our brand and reputation may be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, if we fail to deliver innovative and high- quality products acceptable to our customers, or if we face a product recall. Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and sales and force us to locate alternative suppliers or manufacturing sources. Additionally, any harm to our brand and reputation could have a material adverse effect on our financial condition.

The successful development and introduction of innovative products is required to maintain and increase revenue and profitability.
Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. All of our products are subject to changing consumer preferences and we cannot predict such changes with any certainty. Product trends in the outerwear, loungewear, home goods, headwear and accessories market can change rapidly. We will need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the merchandise our customers seek and maintain our brand image. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge the market for a trend, our sales could be adversely affected, and we may be faced with missed opportunities. As a result, we may be forced to mark down our merchandise in order to dispose of slow-moving inventory, which may result in lower profit margins, negatively impacting our financial condition and results of operations. Even if we are successful in anticipating consumer demands, our ability to adequately react to and execute on those demands will in part depend upon our continued ability to develop and introduce fashionable and functional, high-quality products. If we fail to design products in the categories and styles that consumers want, demand for our products could decline and our brand image could be negatively impacted. Our failure to effectively introduce new products and enter into new product categories that are accepted by consumers could result in excess inventory, inventory write-downs, decreases in gross margins and a decrease in net revenues, which could have a material adverse effect on our financial condition.

An economic downturn could adversely affect consumer discretionary spending and demand for products.
Our operating results are affected by the relative condition of the United States economy as many of our products may be considered discretionary items for consumers. As a lifestyle brand that depends primarily on consumer discretionary spending, our customers may

reduce their spending and purchases due to job loss or fear of job loss, foreclosures, bankruptcies, higher consumer debt and interest rates, reduced access to credit, falling home prices, increased taxes, and/or lower consumer confidence. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty. Current, recent past, and future conditions may also adversely affect our pricing and liquidation strategy; promotional activities, product liquidation, and decreased demand for consumer products could affect profitability and margins. On-line customer traffic is difficult to forecast. As a consequence, sales, operating, and financial results for a particular period are difficult to predict, and, therefore, it is difficult to forecast expected results for future periods. Any of the foregoing factors could have a material adverse effect on our business, results of operations, and financial condition and could adversely affect our stock price. Additionally, many of the effects and consequences of U.S. and global financial and economic conditions could potentially have a material adverse effect on our liquidity and capital resources, including the ability to raise additional capital, if needed, or could otherwise negatively affect our business and financial results. For example, global economic conditions may also adversely affect our suppliers' access to capital and liquidity with which to maintain their inventory, production levels, and product quality and to operate their businesses, all of which could adversely affect our supply chain. Market instability could make it more difficult for us and our suppliers to accurately forecast future product demand trends, which could cause us to carry too much or too little merchandise in various product categories.

Accurately forecasting demand for products is necessary to operate the company successfully.
To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in demand for our products or for products of our competitors, our failure to accurately forecast acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and have an adverse effect on gross margin. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce products to meet our customer requirements, and this could result in delays in the shipment of our products and our ability to recognize revenue, lost sales, as well as damage to our reputation and distributor relationships.

Fashion is a highly competitive market, and competition may adversely effect market share, revenue, or profitability.
Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of faux fur products and animal inspired apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing. Many of our competitors have significant competitive advantages, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution, and other resources than we do. As a result, these competitors may be better equipped than we are to influence consumer preferences or otherwise increase their market share by: • quickly adapting to changes in customer requirements or consumer preferences; • discounting excess inventory that has been written down or written off; • devoting resources to the marketing and sale of their products, including significant advertising campaigns, media placement, partnerships and product endorsement; and • engaging in lengthy and costly intellectual property and other disputes. Our inability to compete successfully against our competitors and maintain our gross margin could have a material adverse effect on our business, financial condition and results of operations.

Reliance on 3rd party suppliers and manufacturers to provide materials for and to produce our products
We rely on third-party suppliers primarily located outside of the United States to provide raw materials for and to produce our products. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our suppliers and we compete with other companies, including many of our competitors, for fabrics, raw materials, production and import quota capacity. We have occasionally received, and may in the future receive, shipments of products that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations. In addition, we do not own or operate any manufacturing facilities and rely solely on unaffiliated manufacturers primarily located outside the United States to manufacture our products. As of 2021, approximately 75% of our products were manufactured in China, and the remainder in other regions. Increases in the costs of labor and other costs of doing business in the countries in this area could significantly increase our costs to produce our products and could have a negative impact on our operations, net revenue, and earnings. In addition, certain of our manufacturers are subject to government regulations related to wage rates, and therefore the labor costs to produce our products may fluctuate. Factors that could negatively affect our business include a potential significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products, labor shortage and increases in labor costs, and difficulties in moving products manufactured out of the countries in which they are manufactured and through the ports on the western coast of North America, whether due to port congestion, labor disputes, product regulations and/or inspections or other factors, and natural disasters or health pandemics. A labor strike or other transportation disruption affecting these ports could significantly disrupt our business. In addition, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of "normal trade relations" status with any country in which our products are manufactured, could significantly increase our cost of products and harm our business. These and other factors beyond our control could result in our third-party suppliers and manufacturers being unable to fill our orders in a timely manner. If we experience significant increased demand, or we lose or need to replace an existing third- party supplier and manufacturer as a result of adverse economic conditions or other reasons, we may not be able to secure additional manufacturing capacity when required or on terms that are acceptable to us, or at all, or manufacturers may not be able to allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to find new third-party suppliers or manufacturers, we may encounter delays in production and added costs as a result of the time it takes to train our manufacturers on our methods, products and quality control standards. Moreover, it is possible that we will experience defects, errors, or other problems with their work that will materially affect our operations and we may have little or no recourse to recover damages for these losses. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand

for our products and result in lower net revenues and net income both in the short and long term.

Corona may adversely affect our supply chain.
The impact of the coronavirus or any other pandemic could adversely affect our supply chain and/or consumer behavior. The impact of the coronavirus outbreak is still effecting the economy, supply chains, ports, shipping costs and other aspects of business at this time, and could have some impact on the manufacturers on which we rely that are located in affected areas. At this point, the extent to which the coronavirus may continue to impact our results is uncertain.

Our sales and gross margins may decline as a result of increasing product costs
Our business is subject to significant pressure on costs and pricing caused by many factors, including competition, constrained sourcing capacity and related inflationary pressure, increased raw materials costs, and changes in consumer demand. These factors may cause us to experience increased costs, reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs or increased retail prices, and could have a material adverse effect on our financial conditions, operating results and cash flows. The fabrics used in our products include synthetic fabrics whose raw materials include petroleum-based products, as well as natural fibers such as cotton. Significant price fluctuations or shortages in petroleum, acrylic, polyester, or other raw materials can materially adversely affect our cost of goods sold. In addition, the United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations.

Our sales and gross margins may be adversely effected by increasing freight costs.
Freight costs are impacted by changes in fuel prices through surcharges, among other factors. Fuel prices and surcharges affect freight costs both on inbound freight from suppliers to the distribution center as well as outbound freight from the distribution center to stores/shops, supplier returns and third-party liquidators, and shipments of product to customers. The cost of transporting our products for distribution and sale is also subject to fluctuation due in large part to the price of oil. Because most of our products are manufactured abroad, our products must be transported by third parties over large geographical distances and an increase in the price of oil can significantly increase costs. Manufacturing delays or unexpected transportation delays can also cause us to rely occasionally on airfreight to achieve timely delivery to our customers, which significantly increases freight costs. Increases in fuel prices, surcharges, and other potential factors may increase freight costs. Any of these fluctuations may increase our cost of products and have an adverse effect on our margins, results of operations and financial condition.

Our financial results may be negatively impacted by trademark or copyright infringements and the need to protect intellectual property.
Our success depends in large part on our brand image. We believe our company's name, logo, domain name, registered and unregistered trademarks, patents, copyrights, domain names, and social media handles are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of copyright, trademark, patent, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows. If we cannot protect our intellectual property rights, our brand identity and the goodwill we created for our company may diminish, causing our sales to decline.

Significant cash flow is required to service all debt relating to inventory purchasing, operations, marketing, and equipment for growth. Ff we are unable to generate enough cash flow we may not satisfy our debt obligations
Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capitalor restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

We will likely need to raise aditional capital required for continued growth of the business, and we may not be able to raise capital on acceptable terms in the future.
Growing and operating our business will require significant cash outlays and capital expenditures and commitments. We have utilized cash on hand and cash generated from operations, accessed our credit facility and issued equity and debt securities as sources of liquidity. If cash on hand and cash generated from operations are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon market conditions. In addition, any equity securities we issue, including any preferred stock, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities in theory may be lower than the offering price per share of our Class A Common Stock. The holders of any equity securities we issue, including any preferred stock, may also have rights, preferences or privileges which are senior to those of existing holders of Class A Common Stock. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

Our future success depends on our key executive and creative officers, as well as our ability to attract and retain qualified personnel
Our future success largely depends upon the continued services of our executive and creative officers and management team, especially our Chief Executive Officer and Marketing Director (the founders). Additionally, we may incur expenses to recruit and retain new executive members or management staff in the event they are unable to perform their duties as required. Finally, we do not maintain "key person" life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock. In addition, our continuing ability to attract and retain highly qualified personnel, especially employees with experience in the fashion and marketing industries, will also be critical to our success because we will need to hire and retain additional personnel as our business grows. There can be no assurance that we will be able to attract or retain highly qualified personnel. We face significant competition for skilled personnel in our industries. This competition may make it more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, we may forced to grow our business at a slower rate, which could adversely affect our financial condition or business. As a result, the value of your investment could be significantly reduced or completely lost.

If the technology systems we use to give our customers the ability to shop with us online do not function effectively, our operating results could be materially adversely affected.
The substantial majority of our customers shop with us through our e-commerce website and mobile application. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. Any failure on our part to provide an attractive, effective, reliable, user- friendly e-commerce platform that offers a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of sales, harm our reputation with customers, and could have a material adverse impact on our business and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information, and financial and other personally identifiable information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Advanced attacks are multi-staged, unfold over time, and utilize a range of attack vectors with military- grade cyber weapons and proven techniques, such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. These credentials are used to gain legitimate access to sensitive systems and high-value personal and corporate data. Many large, well-known organizations have been subject to cyber-attacks that exploited the identity vector, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, a disruption of our operations, damage to our reputation, or a loss of confidence in our business, any of which could adversely affect our business, revenues, and competitive position. As of 2021, the company does carry data breach insurance.

Organizations face growing regulatory and compliance requirements.
New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyber-attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand.

Our business is effected by seasonality
Our business is affected by the general seasonal trends common to the retail apparel industry. This seasonality may adversely affect our business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different quarters within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

We may identify material weaknesses in the future that could cause us to fail to meet our reporting obligations or results in material misstatement of our financial statements. If we fail to remedy such an event, our ability to accurately and timely report our financial results could be adversely affected
Our management is responsible for establishing and maintaining adequate control over financial reporting. The company currently uses a third party accounting service provider that uses US generally accepted accounting princepals. Control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. A failure to identify material weaknesses in the future, could adversely affect our ability to report financial information, including our filing of annual and semi-annual reports with the Commission on a timely and accurate basis.

Investors in this offering are bound by the governing law and jurisdiction provision contained in the subscription agreement, which limits an investors ability to bring lawsuits in connection with this offering
In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. The provision does not apply to lawsuits arising under the federal securities laws; investors will not be deemed to have waived our compliance with federal securities law and the rules and regulations thereunder. As a result, it may be more difficult for investors located outside the State of California to bring a legal claim against us for certain claims due to cost and geographic limitations. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in

other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

In certain circumstances, investors in this offering will not have dissenters rights
The subscription agreement that investors will execute in connection with the offering contains a "drag- along provision" related to the sale, dissolution, or merger of the company whereby investors agree to vote any shares they own in the same manner as the majority holders of our other classes of voting stock. Specifically, and without limitation, if the board of directors and majority holders of our other classes of stock may determine to sell the company, depending on the nature of the transaction, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

This investment is illiquid
There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. Although the company intends to apply in the future for quotation of its common stock on an over-the-counter market, or similar, exchange, there are a number of requirements that the company may or may not be able to satisfy in a timely manner. Even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chase 'Latif' Hamilton	3,750,000	Common Stock	50.0%
Michael Marley Marotta	3,750,000	Common Stock	50.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 7,500,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 11,020
Use of proceeds: No money was raised, just transfer of ownership.
Date: January 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The following discussion is based on our professionally reviewed operating data. Financial results incorporate data from the Company's prior limited liability corporation entity.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

2021 was a successful year for the company as we experienced record revenues and unit sales. Global 2021 gross revenues exceeded $5.3 million dollars up to more than 51% from 2019. This increase in sales was primarily driven by US-based Direct to Consumer Sales. We believe that this improved performance was primarily driven by: product expansion, web optimizations to increase coneversions, improvements to customer service, quality creative content, brand collaborations, and online ad spend.

Cost of Sales

Cost of Sales in 2021 is approximately $1.74 million in the fiscal year 2021, up approximately $160K from 2020's cost of sales of $158K. The increase in the cost of sales was caused by the increase in revenue from 2020 to 2021 by 12%, and the increase in cogs related to supply chain issues.

Gross Margins

Gross profit in 2021 was $2,981,313, up from 2020's gross profit of $2,547,677, an increase of $433,636. We expect gross margins as a percentage of revenue to increase from 63% to 65% by 2023. This improvement will primarily be driven by a significant increase in higher-margin direct-to-consumer sales and a reduction in COGS through diversification in manufacturing.

Expenses

2021 operating expenses were $3,006,983, up $629,866 from expenses of $2,377,117 in 2020. This increase in operating expense was primarily due to hiring additional staff, increasing marketing expenses, strategic changes, improvements to ecommerce functionality, supply chain related COGS increases, S/S product development, the cost of borrowing short-term capital, and other investments designed to improve long-term growth of the company. We believe there is opportunity to reduce costs in several key areas (by % of income) associated with advertising spend, cogs, domestic and international freight, the cost of borrowing funds, and other key areas of the company to drive profitabiltiy (by % of income) higher without comprimising revenue goals.

	2021	2020
Gross Revenue	$5,443,747	$4,753,934
COGS	$1,747,142	$1,586,789
Gross Profit	**$2,981,313**	**$2,547,677**
Gen. & Admin	$1,482,902	$1,230,070
Sales & Marketing	$1,524,081	$1,147,047
Total Operating Exp	**$3,006,983**	**$2,377,117**
Interest Expenses	$88,417	$39,282
Other Income	$(163,476)	$0
Provisions - Income Tax	$8,200	$7,068
Net Income	**$41,189**	**$124,210**

Historical results and cash flows:

The Company is currently in the middle stages of it's planned growth trajectory, generating more than $5.3 million dollars in gross revenue in the fiscal year 2021, up from 2020 by 12%. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future as we are still investing significant capital into growth initiatives to establish brand awareness.

Past cash was primarily generated through short-term debt, equity investments, seasonal revenue, and government loans. Our goal is to continue our growth trajectory and amplify cash flows by incorporating additional revenue channels from proven and internally verified modalities (ie Wholesale Business, Int. Distribution, Amazon, eBay, and others), as well as minimize the overall cost per customer acquisition. By allocating resources to the launch of new (internally tested and proven successful) revenue-generating channels, improved SEO and marketing programs, and R&D of seasonless product, we estimate a significant improvement in both revenue and profitability.

In Q2 of 2022, we received an SBA EIDL Loan totalling $2 milliion dollars, allowing us to consolidate short term debt and continue the expansion and growth of the company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 10 2022, the Company has received capital resources in the form of an SBA EIDL Loan increase, now totalling $2,000,000.00. This loan will be used to consolidate all short term circular debt (Wayflyer: $200k, Paypal: $200k, Shopify Capital $300k), and provide working capital. Additional Cash on Hand - $100k. Estimated available operating capital once all circular short term debt is paid- $1,000,000.00

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to the success of our company but we have other resources to support our company. We have recently acquired an EIDL SBA Loan for $2 million dollars which will be used to support our operations. Funds specifically from this campaign will be strategically invested into areas of the company that will improve our rate of growth, brand awareness, and profitabiltiy. We believe these funds will give us the necessary cash flow, resources, and bandwidth to properly scale and expand an already growing business.

These funds will be allocated to a variety of growth initiatives including; product developments to minimize dependency on Fall/Winter seasonality, SEO content and other marketing initiatives to improve conversion rate and increase organic website traffic, grass roots marketing initiatives at festivals and events, manufacturing diversification, launching additional sales channels (wholesale, distribution, amazon, ebay, live broadcast sales, etc), and improving our social media program alongside other initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

In Q2 of 2022, SpiritHoods acquired enough capital from an SBA EIDL Loan to maintain the current growth trajectory, allowing the majority of the funds raised from this Start Engine campaign to be utilized predominately for growth initiatives. Funds from this campaign are not necessary for the viability of the Company, instead, the majority (90%) of these funds will be utilized for growth and expansion. We believe this to be an important aspect of our fund raise as the bulk of dollars invested into the company will be spent on growth initiatives, empowering the company to potentially grow at a faster rate.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate being able to operate the company indefinitely, but we will not be able to reach our revenue growth goals at the rate projected. We currently have a monthly burn rate of $40,000/mo from March-August related to operating expenses during off-peak months. As a highly seasonal brand, SpiritHoods regains profitability in September with significant profitabiltiy returning during peak months between October-January. As the funds from the Start Engine campaign are not vital to the day-to-day operations, these funds will be allocated specifically to testing new markets and marketing initiatives with the highest potential for success.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2-3 years at the planned growth rate without the need for another capital raise. We currently have a monthly burn rate of $40,000/mo from March-August related to operating expenses during off-peak months. As a highly seasonal brand, SpiritHoods regains profitability in September with significant profitabiltiy returning during peak months between October-January. As the funds from the Start Engine campaign are not vital to the day-to-day operations, these funds will be allocated to growth intiatives. These will be expenses related to new hires/salaries, social and marketing content creation, SEO and website optimizations, market tests, the launch of wholesale and internation distribution, launching new online revenue channels; amazon and ebay, research and development in new products as well as Spring/Summer garments to minimize dependency on seasonality, improving live broadcast sales, grass roots marketing efforts for festivals and events, improving customer service, and additional warehousing space (if needed).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company may wish to add additional future sources of capital including bank loans and lines of credit, future capital raises, and private equity.

Indebtedness

- **Creditor:** Donglim Co., Ltd
  Amount Owed: $400,000.00
  Interest Rate: 5.0%
  On May 1, 2019, the Company received a business loan from Donglim Co., Ltd in the amount of $295,754. The Company agrees to pay the total amount of $321,690 with interest rate of 5% per annum. Beginning June, 1 2019, the Company shall make minimum payments of $5,000, 1st day of each month. As of December 31, 2019, the outstanding balance was $200,000. The loan is classified as short term loan.

- **Creditor:** Greg Wheelock
  Amount Owed: $80,000.00
  Interest Rate: 0.0%
  During 2017, The Company received loan from Greg, father of the owner of the company, in the amount of $80,000 without interest. As of December 31, 2019 and December 31, 2018, the outstanding balances were $80,000 and $80,000 respectively. The loan is classified as short term loan.

- **Creditor:** Qasim Khan
  Amount Owed: $85,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2029
  During 2017, the Company received a loan from Qasim Khan in the amount of $150,000. The loan has no interest rate and matures on December 31, 2029. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $97,500 and $104,000 respectively and amount of $6,000 and $6,500 was classified as current portion while the remainder portion was classified as non-current.

- **Creditor:** PayPal Loan
  Amount Owed: $177,078.00
  Interest Rate: 25.0%
  As of January 1, 2020 the Company received a working capital loan from PayPal in the amount of $170,000. The loan has a fee in the amount of $7,078, bringing up the total payment amount to $177,078. The loan carries a repayment percentage of 25% and a minimum payment in the amount of $17,707 is required every 90 days.

- **Creditor:** SBA
  Amount Owed: $2,000,000.00
  Interest Rate: 3.75%
  Maturity Date: June 16, 2050
  On June 16, 2020, the Company received a loan in the amount of $150,000 from the U.S. Small Business Administration (SBA). On March 16th, the company received an additional $350,000 increase from the SBA, for a total loan amount of $500,000. On May 1st 2022, the company received an additional $1,500,000 increase from the SBA, for a total loan amount of $2,000,000.The loan carries an interest rate of 3.75% per year and the monthly installment payments, including principal and interest of $9,936, will begin twenty four months from the date of the original promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory Note.

- **Creditor:** Wayflyer
  Amount Owed: $250,000.00
  Interest Rate: 6.0%
  Maturity Date: July 14, 2022

Related Party Transactions

- **Name of Entity:** Greg Wheelock
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: During 2017, the Company received a loan from Greg, father of the owner of the company, in the amount of $80,000 without interest rate.
  Material Terms: As of December 31, 2019 and December 31, 2018, the outstanding balances were $80,000 and $80,000 and the loan has been classified as non-current.

- **Name of Entity:** Qasim Khan
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: During 2017, The Company received a loan from Qasim Khan, father in law of the owner of the company, in the amount of $150,000. The loan carries no interest rate the Company shall make minimum payments of $500 each month. As of December 31 , 2019 and December 31, 2018, the outstanding balances were $97,500 and $104,000 respectively and the amount of $6,000 and $6,500 was classified as current portion while the remainder portion was classified as non-current.
  Material Terms: On October 1, 2020, the Company entered second promissory note agreement with Qasim Khan in the amount of $92,570. The loan carries an interest rate pf 2.5% and payments of $500, per month shall be due and payable on the first of each month beginning November 1, 2020, and shall continue the same day of each month through the maturity date. Any unpaid amounts due under this note shall be due and payable on December 31, 2029.

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

SpiritHoods Valuation

The Valuation method, which was set internally, utilizes a variety of factors including but not limited to: historical sales, stage of the Company, R&D developments, product category success rate, the value of IP, size of the market, validation of the business model, concept, and scalability.

Cash Sales

SpiritHoods has sold over 250,000 products online generating over $33 Million dollars in lifetime revenue. In 2021, gross revenue was $5.3 million dollars. From 2019-2021, during one of the most difficult economic downturns, SpiritHoods achieved 47% growth. To ensure success of new product category launches and minimize initial development costs SpiritHoods uses a mutli-stage approach to assess viability in the market. A Limited Edition and Collector Edition model of sales drives revenue and counteracts the need for discount selling to drive revenue, a common practice among traditional fashion brands.

Current Assets

The current market value of physical inventory (as of 3/2/22) is valued at more than $3.5 Million Dollars. SpiritHoods owns registered global trademarks in the U.S. and abroad including China. With over a decade of sales and more than 140,000 loyal customers, 500,000 social media followers across all platforms, and a variety of collaborative and historical partnerships ranging from Disney to Hasbro, the Company has significant brand equity and value.

Management

The SpiritHoods founders and management team has a documented track record of successfully navigating the fashion landscape. More than 50 years of combined fashion experience is present within the company. Both founders have previous entrepreneurial experience with 1 successful exit.

Methods, Processes, and Strategic Advantage

The SpiritHoods company has successfully developed a robust and comprehensive strategy to ensure long term residual customer retention. Another strategic advantage lies in the complexities of manufacturing both faux fur itself and the production of high quality animal inspired products.

Comparative Brands

When compared to other major brands such as Free People and indirect competitors, we believe SpiritHoods offers a niche value proposition in the specialization of faux (fake) fur and animal-inspired products which the majority of competitors do not. We believe these two value propositions alone are significant in creating brand loyalty and awareness in the faux fur outerwear market. In addition, SpiritHoods is a philanthropic brand consistently working with and donating to non-profits dedicated to the conservation of wild animals and their habitat. By designing products that naturally inspire emotional connection to others, the brand has developed a strategic advantage that supersedes the generic product offerings of seasonally focused competitors.

Notable Competitors:

Indirect Competitor Shrimps: Estimated Annual Revenue (unknown) - Founded 2013 - Contemporary Fashion - Initial Seed Funding Raised $350k. A fashion house that offers a (seasonal only) selection of faux fur coats and accessories, received initial seed funding of $77,500 (valuing the brand at $322,753) for a 24% stake in the company. This occurred in 2013 prior to the companies launch.

*https://www.cityam.com/shrimps-farfetch-lyst-emilia-wickstead-and-roksanda-are-some-of-the-companies-to-benefit-from-growing-venture-capital-interest-in-the-london-fashion-scene/

Indirect Competitor Fabulous Furs: Estimated Annual Revenue $14.1M - Founded 1989 - Contemporary Fashion - Initial Seed Funding Raised $350k

https://www.datanyze.com/companies/fabulous--furs/28690626

Indirect Competitor Unreal Fur: Estimated Annual Revenue $4M - Founded 2011 - Contemporary Fashion

https://www.dnb.com/business-directory/company-profiles.unreal_fur_pty_ltd.b083c5c0caf27105e4b792adc3eb02ff.html#:~:text=UNREAL%20FUR%20PTY%20LTD%20has,million%20in%20sales%20(U

Indirect Competitor Apparis: Estimated Annual Revenue $7-8M - Founded 2016 - Contemporary Fashion - Initial Seed Funding Raised $3M (2019) The Apparis fashion line is sold at Bloomingdale's, Saks Fifth Avenue, Intermix and others—wholesale accounted for 60% of the company's $7.3 million 2019 revenue. Funded by Third Kind Venture Capital and Exor Seeds.

https://www.forbes.com/sites/alexandrasternlicht/2020/08/25/vegan-fur-coat-maker-apparis-raises-3-million-to-expand-cruelty-free-fashion/?sh=46a098d92442

Lastly for reference, a Gen Z focused fashion brand MadHappy, sells a variety of fashion goods including loungewear (but no faux fur) and obtained an initial seed funding from LVMH for $1.8 million dollars in 2019. In 2018 they recorded annual revenue at roughly $1 million dollars. The % stake LVMH holds in MadHappy is unknown.

*https://www.businessoffashion.com/articles/luxury/lvmh-invests-in-a-gen-z-streetwear-brand/#:~:text=It's%20unusual%20for%20LVMH%20to

A final comparison to faux fur fashion competitors (including the faux fur brand Fabulous Furs) reveals the distinction in design style. The majority of competitors producing faux fur fashion are contemporary designers, where as SpiritHoods focuses on 3 distinct types of fashion: Nightlife/Festival, Vibrant Boutique, and Adventure. As an alternative to contemporary design, SpiritHoods represent a populous that has been vastly under represented in the market place, consequently there is no major direct competition.

Conclusion

Based on the above analysis, we believe that the pre-money valuation of $15,000,000.00 for Spirit Hoods, Inc. is accurate and reasonable. This is based on the Company's current assets, operational and strategic advantages, management's prior experience and successes, and the valuation of comparable competitors in the market.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is no preferred stock has been authorized or considered in calculations; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Operations*
  96.5%
  We will use 96.5% of funds of minimum funding goal for StartEngine fees ($10,000)

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  30.0%
  We will use 30% of funds for SEO, ad spend (all types), content creation, and e-commerce expenses.
- *Company Employment*
  15.0%
  We will use 15% of funds to hire key employees to drive revenue, improve customer experience, and grow social media following: Digital Product Manager, Customer Service specialist, Director of Operations.
- *Inventory*
  30.0%
  We will use 30% of funds towards launching additional product categories as well as improve stock levels on top selling items during peak months.
- *Research & Development*
  5.0%
  We will use 5% of funds to expand into new product categories to encourage growth and reach new target audiences. With continued development, we will be able to continuously explore new product categories to successfully break into.
- *Operations*
  16.5%
  We will use 16.5% of funds for operational purposes. We anticipate a variety of operational and logistical expenditures in everything from warehouse expansion to software integrations. Most expenditures will translate to improvements in efficiency and the overall customer experience. General administrative needs are also increasing as the company is growing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.spirithoods.com (spirithood.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/spirithoods

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Spirit Hoods, Inc

[See attached]

SPIRIT HOODS, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Spirit Hoods, LLC
Los Angeles, California

We have reviewed the accompanying financial statements of Spirit Hoods, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 31, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	246,812	$	87,861
Inventories		1,413,442		1,261,741
Accounts receivable—net		-		-
Prepaids and other current assets		193,495		37,531
Total current assets		**1,853,748**		**1,387,133**
Property and equipment, net		41,903		47,028
Security deposit		13,984		13,984
Total assets	**$**	**1,909,635**	**$**	**1,448,145**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	519,465	$	652,891
Credit Card		110,162		101,198
Current Portion of Promissory Note and Loans		341,000		239,060
Forward Financing		738,768		-
Other current liabilities		75,794		61,389
Total current liabilities		**1,785,189**		**1,054,539**
Promissory Note and Loans		224,500		279,500
Total liabilities		**2,009,689**		**1,334,039**
MEMBERS' EQUITY				
Members' Equity		(258,659)		(3,309)
Retained earnings/(Accumulated Deficit)		158,604		117,415
Members' equity		**(100,055)**		**114,106**
Total liabilities and members' equity	**$**	**1,909,635**	**$**	**1,448,145**

See accompanying notes to financial statements.

SPIRIT HOODS, LLC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	4,728,455	$	4,134,466
Cost of goods sold		1,747,142		1,586,789
Gross profit		2,981,313		2,547,677
Operating expenses				
General and administrative		1,485,671		1,230,070
Research and development		56,128		-
Sales and marketing		1,524,081		1,147,047
Total operating expenses		3,065,881		2,377,117
Operating income/(loss)		(84,567)		170,560
Interest expense		37,720		39,282
Other Loss/(Income)		(163,476)		-
Income/(Loss) before provision for income taxes		41,189		131,278
Provision/(Benefit) for income taxes		-		7,068
Net income/(Net Loss)	**$**	**41,189**	**$**	**124,209**

See accompanying notes to financial statements.

(in thousands, $US)		Members' Equity
Balance—December 31, 2019	**$**	**(10,103)**
Net income/(loss)		124,209
Balance—December 31, 2020	**$**	**114,106**
Members' distribution		(255,350)
Net income/(loss)		41,189
Balance—December 31, 2021	**$**	**(100,055)**

See accompanying notes to financial statements.

SPIRIT HOODS, LLC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	41,189	$	124,209
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		13,468		6,039
Changes in operating assets and liabilities:				
Inventory		(151,700)		(124,281)
Accounts receivable—net		-		3,638
Prepaids and other current assets		(155,964)		(11,423)
Accounts payable		(133,426)		185,493
Credit Card		8,964		(1,694)
Other current liabilities		14,404		6,247
Security deposit		-		(12,000)
Net cash provided/(used) by operating activities		**(363,065)**		**176,229**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(8,343)		(33,070)
Net cash provided/(used) in investing activities		**(8,343)**		**(33,070)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital distribution		(255,350)		-
Forward financing		738,768		
Repayment of Promissory Note and Loans				(107,699)
Borrowing on Promissory Note and Loans		46,940		-
Net cash provided/(used) by financing activities		**530,358**		**(107,699)**
Change in cash		158,951		35,460
Cash—beginning of year		87,861		52,402
Cash—end of year	**$**	**246,812**	**$**	**87,861**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	37,720	$	39,282
Cash paid during the year for income taxes	$	-	$	7,068
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Spirit Hoods, LLC was formed on November 13, 2009 in the state of California. The financial statements of Spirit Hoods, LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in the Los Angeles, California.

SpiritHoods is a brand dedicated to the celebration of life, and to the connection with yourself, the animal kingdom, and those around you. We design animal inspired products that create extraordinary experiences and help people to bring the spirit of the wild into their everyday lives. When you shop SpiritHoods you are supporting endangered animals. With every purchase SpiritHoods donates a portion of profits to the conservation of endangered animals and their habitat. With your help we continue to raise money and awareness for the beautiful animals of the world, which desperately need our help more than ever.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, and first-out method (FIFO).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Leasehold Improvements	3 years
Office Equipment	3-5 years
Furniture & Fixtures	3-5 years
Production and Warehouse Equip	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2021 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company generates sales from its online apparel brand. The Company manufactures apparel and accessories, and sell online directly to consumers (DTC) through its website www.spirithoods.com.

Cost of Goods Sold

Costs of goods sold include the cost of raw materials, accessory purchases, trims and labels, cutting and sewing, production processes, international freight and duties, and finished goods.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2021	2020
Finished Goods	$ 1,206,539	$ 1,086,741
Raw Materials	206,903	175,000
Total Inventories	**$ 1,413,442**	**$ 1,261,741**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Online Sales Clearing	$ 18,351	$ 3,008
Prepaid Expenses	52,610	19,066
Prepaid Taxes	0	7,400
ERCT - receivables	114,476	-
Loan to Mac M Cutting, Inc	8,057	8,057
Total Prepaids Expenses and Other Current Assets	**$ 193,495**	**$ 37,531**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Sales Tax Payable	32,096	25,829
Gift Cards Payable	22,816	22,035
Accrued Payroll	20,881	13,525
Total Other Current Liabilities	**$ 75,794**	**$ 61,389**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Leasehold Improvements	$ 27,394	$ 27,394
Office Equipment	52,961	44,618
Furniture & Fixtures	7,804	7,804
Production and Warehouse Equipment	56,105	56,105
Property and Equipment, at Cost	**144,263**	**135,921**
Accumulated depreciation	(102,361)	(88,893)
Property and Equipment, Net	**$ 41,903**	**$ 47,028**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021 and 2020 was in the amount of $13,468 and $96,697 respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
Chase Hamilton	**50.0%**
Michael Marotta	**50.0%**
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date
AMEX Merchant Loan	$ 250,000	8.00%	3/9/2020	Paid off
Notes Payable - Shannon Fabrics	$ 303,887	5.00%	5/1/2019	Paid off
Promissory Note- Shanglim LLC	$ 250,000	5.00%	12/31/2021	6/30/2022
Greg Wheelock- Loan	$ 80,000	0.00%	2017	not set
Promissory Note- Qasim Khan	$ 92,570	2.50%	2020	12/31/2029
SBA loan	$ 150,000	3.75%	6/16/2020	6/16/2050
PPP loan	$ 41,000	1.00%	5/1/2020	Forgiven in full
Total				

Debt Instrument Name	For the Year Ended December 2021 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
AMEX Merchant Loan	$ -	$ -	$ -	$ -	
Notes Payable - Shannon Fabrics	$ -	$ -	$ -	$ -	$ -
Promissory Note- Shanglim LLC	$ -	$ -	$ 250,000	$ -	$ 250,000
Greg Wheelock- Loan	$ -	$ -	$ 80,000	$ -	$ 80,000
Promissory Note- Qasim Khan	$ 2,138	$ 2,138	$ 6,000	$ 79,500	$ 85,500
SBA loan	$ 5,625	$ 5,625	$ 5,000	$ 145,000	$ 150,000
PPP loan	$ -	$ -	$ -	$ -	
Total	$ 7,763	$ 7,763	$ 341,000	$ 224,500	$ 565,500

Debt Instrument Name	For the Year Ended December 2020 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
AMEX Merchant Loan	$ 7,517	$ 7,517	$ 93,960	$ -	$ 93,960
Notes Payable - Shannon Fabrics	$ 8,863	$ 8,863	$ 54,100	$ -	$ 54,100
Promissory Note- Shanglim LLC	$ -	$ -	$ -	$ -	$ -
Greg Wheelock- Loan	$ -	$ -	$ 80,000	$ -	$ 80,000
Promissory Note- Qasim Khan	$ 1,350	$ 1,350	$ 6,000	$ 85,500	$ 91,500
SBA loan	$ 3,281	$ 3,281	$ 5,000	$ 145,000	$ 150,000
PPP loan	$ 245	$ 245	$ -	$ 49,000	$ 49,000
Total	$ 21,256	$ 21,256	$ 239,060	$ 279,500	$ 518,560

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 341,000
2023	11,000
2024	11,000
2025	11,000
Thereafter	191,500
Total	**$ 565,500**

Forward Financing

During fiscal year 2021, the Company entered into a future receivables sales and merchant cash advance agreement with Wayflyer in the amount of $400,000. It bears transaction percentage of 6%. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021 December 31, 2020, the outstanding balance of this kind of financing is in the amount of $352,192 and $0, and entire amount is classified as the current portion.

During fiscal year 2021, the Company entered into a Shopify capital agreement in the amount of $430,000. It bears remittance rate of 6%. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021 December 31, 2020, the outstanding balance of this kind of financing is in the amount of $386,577 and $0, and entire amount is classified as the current portion.

8. RELATED PARTY

During 2017, the Company received a loan from Greg, father of the owner of the company, in the amount of $80,000 without interest rate. As of December 31, 2021 and December 31, 2020, the outstanding balances were $80,000 and $80,000 and the loan has been classified as current.

On October 1, 2020, the Company entered a second promissory note agreement with Qasim Khan, father in law of the owner of the company, in the amount of $92,570. The loan carries an interest rate of 2.5% and payments of $500, per month shall be due and payable on the first of each month beginning November 1, 2020, and shall continue the same day of each month through the maturity date. Any unpaid amounts due under this note shall be due and payable on December 31, 2029. As of December 31, 2021 and December 31, 2020, the outstanding balances were $85,500 and $91,500, respectively.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

On July 8, 2020, the Company entered into lease arrangements with Ann Radow, Trustee of the Radow Family trust for business premises in Los Angeles, California. Lease commenced on July 15, 2020 and ending on August 31, 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

As of Year Ended December 31, 2021		
2022	$	71,320
2023		48,368
2024		-
Thereafter		-
Total future minimum operating lease payments	**$**	**119,688**

Rent expense for the fiscal years 2021 and 2020 was $67,550 and $48,632, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through March 25, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

SpiritHoods is pending **StartEngine Approval.**

SpiritHoods

Animal Inspired Apparel & Goods


SPIRITHOODS
YOU'RE AN ANIMAL. DRESS LIKE IT.

Website | Los Angeles, CA | FASHION & APPAREL

We design bold animal inspired fashion & home goods that we feel transforms the way people interact with each other and the world. We believe our products challenge fashion norms and give people exciting new choices when it comes to their personal style. All of our products are made with 100% fake faux fur and we donate 10% of net profits to nonprofits that support endangered animals and preserve their habitat.

$0.00 raised

0 Investors	$15M Valuation
$2.00 Price per Share	$200.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- We are an established brand that has generated more than $36M in lifetime revenue since the company launched in 2009
- The global artificial fur industry is expected to grow almost 16% CAGR from 2021-2025. (Source)
- We have a community of more than 225K+ loyal customers and more than 460K+ social media followers



OVERVIEW

Where it all began

This is a story of a brand born from the creativity of a burgeoning festival movement and how it became so much more.

The Challenge: Fashion is Boring.

- People want to stand out, and individuality in personal fashion can be difficult to achieve.
- Creating social connections can be difficult. People crave fun, connection and new exciting experiences.
- Real Fur is not sustainable And harms billions of animals every year.

When you shop with SpiritHoods, you are supporting endangered animals

SpiritHoods donates 10% of net profits to the conservation of endangered animals and their habitat. With your help we continue to raise money and awareness for the beautiful animals of the world, which desperately need our help now more than ever.



ANIMAL INSPIRED
SH
WE Give BACK
WHEN YOU SHOP WITH SPIRITHOODS YOU ARE
DONATING TO
ENDANGERED ANIMALS!

Animal Welfare

SpiritHoods is an animal-centric brand recognized worldwide for our iconic collection of faux fur (aka fake fur) products and our tireless efforts to help put an end to the primitive and non compassionate use of real fur.

We're not just designers of faux fur products, we're also friends and partners with several nonprofit organizations who we collaborate with regularly to help endangered animals around the world. From the very start, we've donated a percentage of profits to help protect endangered animals and their habitats — it's just in our DNA. We're proud to have been awarded cruelty-free recognitions from People for the Ethical Treatment of Animals (PETA) 2 years in a row; receiving their Libby Award for Best Animal-Friendly Clothing Company. In 2019, we donated and collaborated with Animal Tracks Inc., a southern California animal sanctuary for wolves, monkeys, kangaroos, and other exotic animals, to create awareness and to champion animals rescued from the black market pet trade. In 2020, we released a special collab with Panthera (a leading wild cat nonprofit organization) with 100% of proceeds benefiting wild cats around the globe. We're so proud of what we've been able to accomplish so far and we cannot wait to keep doing more.



PeTA
AWARDED PETA LIBBY FOR
BEST ANIMAL-FRIENDLY
CLOTHING COMPANY
(2011 & 2012)

THE SOLUTION

Make Fashion Exciting


MAKE FASHION
Exciting!

1. Create Bold animal inspired designs that help people to distinguish themselves from the crowd and feel like rockstars.
2. Design magnetic products that Inspire interactivity and create playful opportunities for people to connect.
3. 100% Faux Fur is the future! Fake fur doesn't harm animals and is what consumers want!


63%
GROSS REVENUE GROWTH
FROM 2018-2021
$3.3 MIL
$3.54 MIL
$4.7 MIL
$5.38 MIL
2018
2019
2020
2021

The earliest iterations of the “original SpiritHood” were created for personal use as the funky festival accessory that some might recognize as an iconic staple of festival fashion. The original versions were made for burning man, but once the founders realized how much fun could be had wearing their handmade creations out in the world, they decided it was time to introduce SpiritHoods to the general public. In 2009, SpiritHoods was officially born into the world and in our first year sales toppled $1 million dollars. For our founders, fashion is more than just a statement, the clothes you wear represent your values. When you purchase a SpiritHoods product, you are choosing clothes that support endangered animals, are made of 100% fake fur, and give you the power to stand apart in a crowd and draw in new friendships and connections.


Made with
100%
FAKE FUR

We are thankful to have a passionate and long standing community of die hard animals (#spirithoods), and over 500,000 active followers across Instagram, Facebook, twitter and others. Our customers consistently give us feedback, product ideas, collaboration suggestions, and so much more.

Life is too short to play it safe!

As a brand with more than a decade of experience, SpiritHoods continues to challenge traditional fashion norms—including the use of real animal fur. SpiritHoods has long since established itself as a leading designer of faux fur (aka fake fur) products and developed a cult-like following that continues to sell out new releases every month. The brand has seen rapid growth and has attracted the attention of major partners like Disney, Hasbro, MLP, and other organizations who early on identified the brand's unique value proposition as a one-of-a-kind animal inspired fashion company with an empowering mission.


~22,500+
★★★★★
5 Star Reviews

We are thankful to have a passionate and long standing community of die hard animals (#spirithoods), and over 460K+ active followers across Instagram, Facebook, twitter and others. Our customers consistently give us feedback, product ideas, collaboration suggestions, and so much more. Our community has helped us build a powerful brand, kept us on our mission to help endangered animals, and consistently inspired us to innovate.


BLACK WOLF
FAUX FUR COAT
★★★★★
'I'M OBSESSED'
"This was my first Spirit Hood, and
now I'm addicted. My SpiritHoods
go with me on all my adventures.
Bringing this coat camping is a

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

We have maintained customer confidence for over a decade. Our community continues to grow and purchase from us because we create innovative products, are attentive to our customers' experience, and listen to / incorporate their feedback.

OUR MISSION & VISION

We are one of the only all animal-inspired brands in the world


The Products
FAUX FUR COATS
35% OF REVENUE

A SpiritHood isn't just a product, it's an experience

Our designs transform the way in which you interact with the world, and the way the world interacts with you. They are magnetic, spontaneous, and create new playful interactions wherever they go...


"A SPIRITHOOD ISN'T JUST A PRODUCT,
IT'S A LICENSE TO BE Wild & Free,
TO EMBRACE THE Animal WITHIN."
— MARLEY MAROTTA / CO-FOUNDER

**The above information is based on internal research and management's experience.*

With our expansions into apparel (coats, vests, leggings) and then home goods (blankets, throws, pillows, robes), we estimate our value proposition and resonant messaging have become more applicable and scalable to a wider audience.

With this crowdfunding campaign, we plan to continue expanding our online sales to encompass an ever increasing variety of well designed animal-inspired products that encourage positive change through self-expression.

Product Success

Today we offer a range of products from plush apparel and headwear to Home Goods and even pet products. A key factor in the success of our product releases is the ability to apply our unique twist onto everyday products like coats, house robes, loungewear, sweaters, and everything in between.

Loungewear


SUCCESSFUL PRODUCT INNOVATION
ULTRA SOFT LOUNGEWEAR
BOMBERS, SWEATPANTS, & SWEATERS!
NEW

A new product category launched in 2022 featuring our ultra soft short pile plush fabric using innovative stretch technology to give unparalleled softness, comfort, and style.This unique fabric took us more than 2 years to develop and has a variety of applications within our upcoming product lines.

House Robes


SUCCESSFUL PRODUCT INNOVATION
LUXURY ROBES / HOUSE COATS
NEW

House robes continue to be one of our best selling product lines and for good reason. All of our house robes feature a deliciously soft fabric that instantly warms the wearer, and promotes a feeling of relaxation. Our animal inspired twist on this everyday wearable will leave you cozy, happy, and playful!

Plush Accessories


SUCCESSFUL PRODUCT INNOVATION
NEW PLUSH ACCESSORIES
HATS, SCARVES, & FANNY PACKS!

Plush accessories have the potential to be a significant driver of revenue in 2022-23. Accessories include our ultra soft plush stretch beanies, hats, scarves, keychains, fanny packs, faux fur house shoes, and much more. Since our launch of accessories we have seen an increase in add-on purchasing which has helped increase our AOV.

Strategic Partnerships

We've been fortunate enough to partner with successful artists and brands over the years from Black Milk and Disney to artists like Lora Zombie. The positive impact of engaging with like minded communities has elevated both the artist (or partner brand), our brand, and our ability to serve our community. By offering differentiated products and experiences through partnerships, we believe we'll grow at a faster rate, improve organic growth, drive brand awareness, and serve our community.

Product Development and the Future

SpiritHoods is launching a variety of new product lines in 2022-23 as we position ourselves to minimize dependency on seasonality, improve new customer acquisition, and provide for our extraordinary community of wild animals! New developments include pet products, backpacks and bags, lightweight animal inspired apparel, house slippers, bodysuits/onesies, accessories, and even animal inspired jewelry. Each product line is meticulously researched, developed, and tested before being launched.

Recycling, Sustainability and Innovation

Beyond animal welfare, we understand we have a responsibility to not only produce cruelty-free products, but create ones that promote sustainability and global economic wellness. Our commitment to make products that are socially and ecologically responsible is more important now than ever be-*faux*.



We originally started meticulously minimizing wastage in everything we produce. Then we took it a step further and started utilizing scrap fabrics for our "Throws for the Homeless" project, where we donate hundreds of throws in downtown Los Angeles during winter to help keep the homeless community warm during their difficult times. Today, we've begun digging our claws into the research and development of natural-fiber imitation furs to further minimize our economic footprint, and create a faux fur garment that is truly sustainable for both the animal kingdom and the planet. We're currently experimenting with several manufacturing partners to explore new ways of creating hyper-realistic, fashionable, and high quality natural-fiber and mixed-fiber fake fur products. We can't take all the credit though. We are very thankful for our suppliers and partners who have supported our efforts and poured millions of dollars into the R&D of natural-fiber fake furs. We anticipate these developments becoming reality in upcoming years and will keep you updated on the progress!

THE MARKET

The artificial fur industry is expected to grow at almost 16% Compound Annual Growth Rate (CAGR)

From 2021-2025, analysts have predicted that artificial fur's market cap will grow at 16% per year (representing more than $121M/year), fueled in part by increasing awareness and consideration of animal cruelty and a move away from animal fur.

Festival Fashion & The 2022 Festival Super Seasons

Festival season and "festival style" has quickly become a massive source of income for fresh and innovative fashion brands, and is a prime example of an alternative market where our products thrive. We believe SpiritHoods has been an iconic staple and well known brand within the festival fashion landscape. Research shows that festival fashion is one trend that exploded in years prior to the pandemic.

By launching SpiritHoods we believe we created a new market segment and filled a void present in the marketplace. We have found that our creations have resonated with many people looking for ways to more accurately represent their individual style. For many, SpiritHoods is not just a product but a symbol of an adventurous, creative, and free lifestyle that we all aspire to.

The 2022 Festival Super Season


FESTIVAL-GOERS SPEND
10X MORE
ON BOUTIQUE FASHION BRANDS
THAN THE AVERAGE ONLINE SHOPPER

As the pandemic restrictions are lifted, attendance at music festivals are expected to break previous records (Source). As Festival Fashion Sales return for spring/summer of 2022 SpiritHoods is forecasting conservative revenue growth of 20-30%. (Source)

Prior to the Pandemic, In the U.S., there were approximately 32 million people who attended music festivals each year (Source). Research by PWC estimates that by 2022, the live music industry will be worth more than $30 billion, and millennials will have a major hand in that. According to an Eventbrite study, around 82% of millennials have spent money on such experiences in the past year in America. (Source). Additionally, festival frequenters spend anywhere between $500 up to $5,000 on festival related attendance including fashion.(Source)

OUR TRACTION

Over a decade of experience with millions in sales, awards and partnerships

Major Milestones:

- $36M+ in lifetime sales
- 460,000+ social media followers
- 225,000+ happy customers served
- 313,000+ products delivered
- 1.7M+ annual website traffic
- 44% return customers
- AOV (Average Order Value) 2021: $217.92 | 2020 $196.07
- Website Conversion Rate 2021: 1.57% | 2020: 1.24%
- 22,500+ 5 Star Reviews
- Winner of the Peta animal cruelty free award 2 years in a row
- Winner of the ISPO award for best snow inspired garment
- Previous licensed collaborations include: Disney, My Little Pony (Hasbro), Care Bears, Black Milk, and more!


Featured in
COSMOPOLITAN
Los Angeles Times
VOGUE
Entrepreneur
Inked
seventeen
ELLE
People
thrillist

We ship our products directly to our customers through our website, which is powered by our 6,000 sq. ft. warehouse and HQ. We are 100% online driven with a plan to expand into wholesale sales in 2023. We offer seasonal collections and limited offerings to drive lifetime customer value. As a brand dedicated to self expression, we aim to help foster individuality by offering Limited Edition, Collector Edition, and Artist Edition products in finite numbers. This gives consumers the ability to have one-of-a-kind items while simultaneously creating greater demand and faster sell through rates. Many product releases sell out within days of launching, with select items retailing in secondary markets (ie Ebay, Facebook, Poshmark) for much higher prices than originally purchased.


Quick
STATS
1.57%
WEB CONVERSION RATE 2021
$326
CUSTOMER LTV
63%
GROSS PROFIT MARGIN 2021
$217.92
AOV 2021

WHY INVEST

Embrace the wild side



Every product on our site is inspired by our animal kingdom. One of our missions is to give people access to a variety of fake fur animal inspired products that are both functional and comfortable. Best of all, they have an innate ability to inspire interaction creating new experiences wherever they go. Designing our products with stopping power in mind means the word-of-mouth sharing that occurs will continue to inspire many to join our community of wild animals.


SpiritHoods
TRACTION
$36 Million Lifetime Sales
460,000+ Social Followers
313,000+ Products Shipped
225,000+ Customers Served
145,000+ Email & SMS Active List

After more than a decade of building our brand and as we continue to grow, we will elevate and maintain a focus on projects we believe to be in the best interest of our shareholders and our community. We have demonstrated a capacity for continuous growth, innovation, global recognition, and with your help will continue to serve and grow.


LATIF
MARLEY

Brothers and Co-Founders Latif Hamilton and Marley Marotta have come together to bring the brand from what many expected to be a quirky fading trend, to a mainstay of the faux fur industry and a household name.

Fall 2009
SpiritHoods is Born
The Company Launches

Holiday 2010
Breaks $1 Million Dollars in Sales
the brand gets traction

Fall 2011
Disneys Muppets Co/Branded Products Launch
DISNEY x SpiritHoods License Deal

Spring 2011
Ke$ha sells custom SpiritHoods on tour
Ke$ha x SpiritHoods co-branded Merchandise

Fall 2012
Receives PETA Libby Award for Best Cruelty Free Animal Accessory
2 years in a row!

Fall 2012
30 Seconds to Mars x SpiritHoods
Custom merchandise sold on tour

Winter 2013
Winner of the ISPO Award
For most innovative product

Holiday 2013
Shark Tank features SpiritHoods
Season 5 episode 11

Spring 2014
My Little Pony Co/Branded Products Launch
My Little Pony is Licensed for 2 years.

Holiday 2014
Arianna Grande features SpiritHoods
in Santa Tell Me music video- 252 million views.

Spring 2017
Care Bears Co/Branded Products Launched
Care Bears x SpiritHoods License Deal

In the Press

Entrepreneur

Entrepreneur









Spirithoods are popular with Hollywood celebrities

GLAMOUR

LA WEEKLY







Muppet SpiritHoods: Being green just got a little easier

Daily Mail .com







SHOW MORE

Meet Our Team





Latif Chase Hamilton

CEO/Designer, Director, President, Treasurer, Princepal Accounting Officer

With a degree in Japanese/Business, Latif launched his first company straight out of college. It quickly saw financial success hitting $1M+ in the first few years. After exiting he founded SpiritHoods in 2009 and currently leads the company's overall vision, strategic initiatives, product design, and creative content creation.

As President of the Board he ensures the Board acts consistently with Board policies. The president chairs and sets the agenda for Board meetings. As Princepal Accounting Officer, he oversees the organization's financial activities, including being responsible for the finance and accounting professionals who perform operational functions. As Treasurer, he creates, implements, and reviews financial policies for the corporation. Reviewing the cash flow and investment activities of the corporation to ensure they're properly managed. He ensures sufficient taxes are paid. Lastly, as director, he manages SpiritHoods day-to-day operations. He is responsible for making decisions regarding the supervision of the entire enterprise as well as products and services.

Marley Marotta

Marketing Director, Secretary of the Board, Board Director

His professional experience as a branding specialist, web designer and marketing consultant have added tremendous value at SpiritHoods, which he co-founded in 2009. Marley currently spearheads the company's marketing & brand strategy.

As Secretary of the Board he is responsible for managing all legal documents including minutes of all meetings of the board of the organization. He ensuresthat all notices are duly given in accordance with the provisions of the by-laws or as required by law. He serves as the protocol officer of the board, ensuring that the keeping and posting of meeting minutes, meeting notifications, adherence to open meeting laws, and other procedural requirements are followed legally and ethically. Lastly he keeps record of all Board votes in the business directors office and in an online database that is available to all staff, stakeholders and board members.



Wonjin Kim

Production Manager

Wonjin Kim is our production master. A professional with a proven track record of transforming manufacturing and full cycle production in addition to buying and merchandising operations to growing fashion brands of all types. with over 20 years of experience she has re-shaped what is strategically possible for our production..



Tasha Hanes

General Manager

Tasha Hanes was destined to work at SpiritHoods. She started off as a customer before becoming an intern and working her way up to her current role as Director of Operations. Having worked in every department of the company, she brings a unique energy and understanding to all facets of SpiritHoods. Tasha is wholly dedicated to ensuring complete satisfaction for both customers and the team. She has an intense love of life that encompasses all aspects—the spiritual, the emotional, social, and mystics. Most importantly, she genuinely loves the brand and being able to see how the product continues to transform the lives of so many, including her own.



Arionne Jones

Technical Design Associate

Arionne Jones is our technical design wizard. She learned important skills and established lasting relationships working in contemporary fashion before becoming a Technical Design Assistant at SpiritHood. Having had a background in ethical fashion, we are blessed to have team members that value the importance of moving into sustainable and ethical clothing. Ari Has an A.A. in merchandize product development and when she's not working on SpiritHoods, Ari likes to dance and paint.



Christie Ralph

Art Director

Christie Anderson is a graphic design master who has been working with SpiritHoods for over nine years. From newsletter designs, to custom liners—she has helped brand the company in a fun and cohesive way. Her experience working with a variety of clients includes motion graphics, textile design, and print production. When she isn't behind a computer, she enjoys camping, wine tasting, and heavy metal.



Matt Gavin

Shipping Lead

Matt Gavin is an inventory and warehouse guru who has been with SpiritHoods for about 7 years now. He oversees the warehouse and fulfillment team, manages inbound product deliveries, ensures inventory is audited and accurate, ships outbound customer orders, and has navigated through some of the most insane Black Friday rushes ever. When Matt's not holding down the fort, you will likely find him playing with his dog Phoebe, scouring the internet for the latest sneaker drop, playing the drums, or out surfing at one of our beautiful California beaches.



Antwan Titus

Shipping Associate

Antwan Titus is an inventory and warehouse wizard who has been with SpiritHoods for about 3 years now. He works diligently in the warehouse on the fulfillment team, ensuring inventory is audited and accurate, shipping outbound customer orders, restocking, and maintaining all the variuos tasks required to keep our HQ operating smoothly!



Erin Lichtmen

Customer Service Specialist

Erin Lichtman was born and raised in Los Angeles. Her eclectic resume includes an array of skills that have served her community—from specialty coffee creation to holistic medicine, to home animal care. Her love of animals and her passion for preserving their existence led her to SpiritHoods. With her sunshiny disposition, and innate desire to help others, Erin has established herself as a dependable point of contact in the Customer Service department at SpiritHoods. When she's not helping loyal customers find their purrrfect Spirit-swag, Erin loves to see live music, find healthy new recipes to cook for her family, or enjoy the ocean on a day off. She is a bookworm, environmental conversationalist, musical encyclopedia, kitchen concocting, nature-loving bohemian.

Offering Summary

Company : Spirit Hoods, Inc

Corporate Address : 309 W 38th St, Los Angeles, CA 90037

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $200.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 5,000

Maximum Number of Shares Offered : 400,000

Price per Share : $2.00

Pre-Money Valuation : $15,000,000.00

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird

Invest within the first week and receive 15% bonus shares

Early Bird

Invest within the first two weeks and receive a 10% bonus shares

Amount-Based:

Copper Coyote | $500+

Invest $500+ and receive a 10% discount for life (only applies to full price items), access to Investor club, a $100 gift card, and a Official Shareholder Certificate.

Bronze Bear | $1000+

Invest $1,000+ and receive 15% discount for life (only applies to full price items), access to Investor club, a $200 gift card, and a Official Shareholder Certificate.

Silver Fox | $2,500+

Invest $2,500+ and receive 5% bonus shares + 25% discount for life (only applies to full price items), access to Investor club, a $300 gift card, and a Official Shareholder Certificate.

Gold Lion | $5,000+

Invest $5,000+ and receive 10% bonus shares + 30% discount for life (only applies to full price items), access to Investor club, and a $500 gift card.

Platinum Wolf | $10,000+

Invest $10,000+ and receive 15% bonus shares + 35% discount for life, access to Investor Club, a $1000 gift card, Time with Founders, and a Customized Product (product style must currently be sold online).

Palladium Panther | $25,000+

Invest $25,000+ and receive 20% bonus shares + 40% discount for life (only applies to full price items), Platinum Investor club, Direct contact with owners, Time with founders, $2500 gift card, and a Customized Product (product style must currently be sold online).

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Spirit Hoods Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Clothing is a powerful representation of yourself to the world. It's a way to connect with the people around you. The question. You want to ask yourself is, How do you want the world to see you?

SpiritHoods gives people a license to interact with the world in different way.

It's exciting to put on a SpiritHood. You know your gonna have a good time. You know your gonna have fun. That is an infectious thing

We wanna hold up the majesty of the animal kingdom without causing any harm to them, everything is 100% fake fur.

We wanna be healthy alternative to the real fur industry and that's why we give 10% of net profits back to endangered animals and their habitat.

We started in 2009, launched in 2010, and we're at a lifetime revenue of over $35 million dollars to date.

We went from being an unknown brand to creating our own niche market our own segment

Probably because were so militant about the aesthetic, the look, the quality, these are things we hold dear.

At a time when the economy and fashion as a whole was contracting from 2019 to 2021 we saw 47% growth in revenue.

It's hard to go unnoticed when you wear a SpiritHoods garment

You can be wild you can be sophisticated you can be anything

Our production pipelines are solid, our design is solid, our team is solid

This is an opportunity to really take it from where it is today, to where we see the future being

Your an Animal,

Dress Like one

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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